EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended
	September 30
	2008	2007
FIXED CHARGES
Interest expense	$122.4	$150.2
Facility and equipment rental	1.6	1.6

TOTAL FIXED CHARGES	$124.0	$151.8

EARNINGS
Income before taxes	$51.4	$103.3
Depreciation	76.2	67.2
	127.6	170.5

FIXED CHARGES	124.0	151.8

EARNINGS AS DEFINED	$251.6	$322.3

RATIO OF EARNINGS TO FIXED CHARGES	2.03X	2.12X